SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 14, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

Press Release

Nexxlink Concludes the Acquisition of Assets From CGI
Related to Meta-4 Technical Support Services

Montreal, April 14, 2004 – Nexxlink Technologies Inc. (TSX: NTI), a leading Canadian provider of integrated information technology solutions, and CGI Group Inc. (TSX: GIB.A; NYSE: GIB) announce the conclusion of the acquisition by Nexxlink Technical Services Inc., a wholly-owned subsidiary of Nexxlink, of CGI assets related to the technical support company Meta-4 Technical Support Services (“Meta-4”). This transaction follows the irrevocable memorandum of understanding signed between both parties on March 22, 2004.

Founded in 1981, Meta-4 offers Canada-wide installation, maintenance and technical services for a broad range of electronic equipment such as computer systems, automated teller machines (ATMs) and video lottery terminals. It employs almost 170 people and generates revenues of over $15 million annually. From its offices in Montreal, Quebec City, Toronto, Calgary and Vancouver, Meta-4 serves hundreds of organizations of all sizes, including Mouvement Desjardins, Jean Coutu Group, National Bank of Canada and Loto-Québec. Meta-4 maintains 4,200 ATMs and 4,300 video lottery terminals.

As part of this transaction, Nexxlink has paid $8.75 million to CGI as follows: $1.5 million cash; $1.5 million as a balance of sale; $2.75 million through the issue of an interest-bearing note maturing in 24 months; and $3.0 million through the issue of 441,000 shares of Nexxlink at a price of $6.80 per share, raising CGI’s interest in the Company’s capital stock from 32% to 35%.

Involved in the information technology (IT) industry since 1977, Nexxlink Technologies Inc. is a leading Canadian provider of integrated IT solutions. The simple and efficient solutions provided by the Company allow businesses to focus on their core competencies. Nexxlink truly offers hassle-free computing services. Following this transaction, Nexxlink will have annual sales of approximately $125 million and employ some 900 people across the country. The Company’s shares are listed on the TSX under the ticker symbol NTI. Web Site: www.nexxlink.com.

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States and Europe, as well as from centers of excellence in India and Canada. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For further information:

Nexxlink Technologies Inc. (TSX: NTI)
Contacts: Telephone: Web Site:	Karol Brassard, Executive Chairman of the Board 1 877 Nexxlink; (514) 828-4428 www.nexxlink.com

CGI Group Inc. (TSX: gib.a, NYSE: gib)
Contact: Telephone: Contact: Telephone: Contact: Telephone: Web Site:	Julie Creed, Vice-President, Investor Relations 1 (312) 201-4803 Ronald White, Director, Investor Relations 1 (514) 841-3230 Eileen Murphy, Director, Media Relations 1 (514) 841-3430 www.cgi.com

Renmark Financial Communications Inc.
Contacts : Media : Tel.: Web Site:	Sylvain Laberge - slaberge@renmarkfinancial.com Michael Small - msmall@renmarkfinancial.com Colette Saulnier - csaulnier@renmarkfinancial.com (514) 939-3989 www.renmarkfinancial.com

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: April 15, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary